

January 22, 2013

Via E-mail
Mr. Ian Cameron
Senior Vice President, Corporate Development and Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

     RE: **Methanex Corporation**
              Form 40-F for the Year Ended December 31, 2011
              Filed March 16, 2012
              Response Letter Dated January 11, 2013
              File No. 0-20115

Dear Mr. Cameron:

We have reviewed your response letter and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Exhibit 99.3 – Consolidated Financial Statements

Note 11. Expense by function, page 65

1. We note your response to comment eight from our letter dated December 12, 2012. We believe that the supplemental information referenced in IAS 1.104 was intended to include quantification of expenses by nature, including, but not limited to depreciation, amortization and employee expenses. Please show us how you will revise your future filings accordingly.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief